

March 28, 2014

Via E-mail
Toby McBride
Chief Executive Officer
High Performance Beverages Company
5137 E. Armor St.
Cave Creek, AZ 85331

Re: High Performance Beverages Company
Item 4.02 Form 8 -K
Filed March 24, 2014
File No. 000-54973

Dear Mr. McBride:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1. Please tell us to whom the shares for accounting fees were paid to. If they were to your independent auditors, explain why the payment in shares for services does not impair their independence under Rule 2.01 of Regulation S-X.

2. We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- the staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3377.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief